UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 4, 2018

Southcross Energy Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-35719	45-5045230
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1717 Main Street
Suite 5200
Dallas, Texas 75201
(Address of principal executive office) (Zip Code)

(214) 979-3700
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective March 4, 2018, Bruce A. Williamson, currently the Chairman, President and Chief Executive Officer of Southcross Energy Partners GP, LLC (the “General Partner”), the general partner of Southcross Energy Partners, L.P. (the “Partnership” or "SXE"), is taking a medical leave of absence following a sudden illness. At this time, it is too soon to know the course of treatment and timing of recovery. On March 4, 2018, the Board of Directors of the General Partner (the “Board”) appointed David Biegler, as acting Chairman, President and Chief Executive Officer. This appointment is effective immediately.

Mr. Biegler will work closely with the Board of Directors of Southcross Holdings GP (“Holdings GP”) and the General Partner’s experienced executive team to run the Partnership in Mr. Williamson’s absence. Holdings GP is the general partner of Southcross Holdings LP (“Holdings LP”), which indirectly owns 100% of the General Partner. The Board remains actively engaged in preparing for all potential outcomes regarding the Partnership’s leadership structure.

Mr. Biegler, age 71, served as Chairman of the Board from August 2011 to January 6, 2017 and currently serves as a director of the General Partner. Mr. Biegler served as Chairman of the Board and Chief Executive Officer of the General Partner from August 2011 to December 2014 and as President of the General Partner from October 2012 to March 2014. From August 2014 to July 2016, Mr. Biegler has also served as the Chairman of the board of directors of Holdings GP, and he served as Chief Executive Officer of Holdings GP from August 2011 through December 2014. Mr. Biegler has more than 50 years of experience in the energy industry, having held various management positions in upstream, midstream, downstream, electric generation and oilfield services companies. From 2004 until 2012, Mr. Biegler served as chairman and chief executive officer of Estrella Energy LP, an entity formed for the purpose of acquiring midstream companies, which was a founding investor in the Partnership’s predecessor. From 2002 to 2004, Mr. Biegler was Chairman of the board of Regency Gas Services, a midstream company that he co-founded and that was ultimately sold to a private equity firm. He retired as Vice Chairman of the board of TXU Corp. (now Energy Future Holdings Corp.) in 2001, a position he assumed earlier that year. From 1997 to 2001, Mr. Biegler served as President and Chief Operating Officer of TXU Corp., the result of a merger between Texas Utilities and ENSERCH Corp. From 1966 to 1997, he held various management positions at ENSERCH Corp. and its upstream, midstream, downstream and oilfield field services subsidiaries, including as ENSERCH’s Chairman, President and Chief Executive Officer from 1994 to 1997. Mr. Biegler also serves on the board of Southwest Airlines Co., Trinity Industries, Inc. and Austin Industries.

There are no current arrangements or understandings between Mr. Biegler and any other person in connection with his appointment to the Board. There are no transactions between Mr. Biegler and the Partnership or any of its subsidiaries that are reportable under Item 404(a) of Regulation S-K.

Mr. Biegler will continue to participate in the General Partner’s non-employee director compensation arrangements as disclosed in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and will be reimbursed for certain expenses including those incurred in attending Board and committee meetings.

Item 8.01 Other Events.

To the extent required, the information included in Item 5.02 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Important Information and Where to Find It

This communication may be deemed to be made in respect of the proposed business combination between American Midstream Partners, LP (“AMID”) and SXE. In connection with the proposed transaction, AMID has filed a proxy statement/prospectus with the SEC, which includes a final prospectus with respect to AMID common units to be issued in the proposed transaction and a definitive proxy statement of SXE with respect to the proposed transaction. This communication is not a substitute for the final proxy statement/prospectus or any other documents that AMID or SXE may file with the SEC or send to unitholders of SXE in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SXE ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY AMID OR SXE WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the final proxy statement/prospectus and other relevant documents filed or that will be filed by AMID or SXE free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from SXE’s internet website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investor-relations/. Investors and security holders also may read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participation in the Solicitation of Votes

AMID and SXE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed business transaction between AMID and SXE. Information regarding SXE’’s directors and executive officers is available in its most recent Annual Report on Form 10-K. Information regarding AMID’s directors and executive officers is available in its most recent Annual Report on Form 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southcross Energy Partners, L.P.

	By:	Southcross Energy Partners GP, LLC,
its general partner

Dated: March 5, 2018	By:	/s/ Bret M. Allan
		Name:	Bret M. Allan
		Title:	Senior Vice President and Chief Financial Officer